Exhibit 5.1

November 24, 2020

AVITA THERAPEUTICS, INC.

28159 Avenue Stanford, Suite 220

Valencia, CA 91355

Re: Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as your counsel in connection with the Registration Statement on Form S-8 (the “Registration Statement”) filed with the Securities and Exchange Commission under the Securities Act of 1933 (the “1933 Act”) for the registration of 1,750,000 shares (the “Shares”) of the common stock, par value $0.0001 per share, of AVITA Therapeutics, Inc., a Delaware corporation (the “Company”), issuable under the Company’s 2020 Omnibus Incentive Plan (the “Plan”).

You have requested our opinion as to the matters set forth below in connection with the Registration Statement. For purposes of rendering that opinion, we have examined the Registration Statement, the Company’s Certificate of Incorporation, as amended, and Bylaws, the Plan, and the corporate action of the Company that provides for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate. We have also relied on a certificate of an officer of the Company. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.

Our opinion set forth below is limited to the Delaware General Corporation Law.

Based upon and subject to the foregoing, it is our opinion that the Shares have been duly authorized for issuance by the Company and, when and if issued and delivered against payment therefor in accordance with the Plan and the terms of the individual award agreements, will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations thereunder.

Yours truly,

/s/ K&L GATES LLP

K&L GATES LLP